                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                  May 19, 2004

                         Commission File Number: 0-22346


                                 HOLLINGER INC.
                 (Translation of registrant's name into English)

                                10 TORONTO STREET
                            TORONTO, ONTARIO M5C 2B7
                                     CANADA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]       Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                  EXHIBIT LIST


Exhibit        Description
-------        ------------
99.1           Press Release, dated May 18, 2004 regarding the issuance of a management and insider cease trade order regarding the securities of Hollinger Inc.


                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2004


                                HOLLINGER INC.

                                By /s/ Peter G. White
                                   ---------------------------------------
                                   Name:  Peter G. White
                                   Title: Co-Chief Operating Officer
                                          and Secretary